Exhibit (e)(5)

EXCERPT FROM FORM 8-K FILED ON MAY 21, 2007

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Deferred Stock Awards to Certain Executive Officers

On May 18, 2007, pursuant to the authorization of the Compensation Committee, the Registrant issued grants of deferred stock awards (each, an “Award”) to various employees and certain of the Registrant’s executive officers with respect to shares of the Registrant’s Common Stock, par value $0.01 (the “Shares”), pursuant to the Registrant’s 2007 Omnibus Incentive Plan. The executive officers of the Registrant listed below will collectively receive 282,500 Shares pursuant to the Awards upon the Shares fully vesting. In connection with the grants, the Registrant entered into deferred stock award agreements with each of the following executive officers of the Registrant for the Awards and with respect to the number of Shares indicated below:

Name	Title	Award (Number of Shares upon full vesting)

Donald A. Miller, CFA	President and Chief Executive Officer (Principal Executive Officer)	102,500

Robert E. Bowers	Chief Financial Officer (Principal Financial Officer)	60,000

Raymond L. Owens	Executive Vice President—Capital Markets	70,000

Carroll A. Reddic, IV	Executive Vice President—Real Estate Operations	25,000

Laura P. Moon	Senior Vice President and Chief Accounting Officer	25,000

Pursuant to the deferred stock award agreements, each officer’s interest in his or her Award vests as follows: (1) one-fourth of the Shares subject to the Award will vest upon execution of the deferred stock award agreement and a related confidentiality and non-solicitation agreement (collectively, the “Award Agreements”) provided such officer remains continuously employed with the Registrant (or a subsidiary) from the date of the Award (the “Award Date”) through the date of execution of the Award Agreements; and (2) another one-fourth of the Shares subject to the Award will vest on each anniversary of the Award Date until the officer becomes vested in all Shares subject to the Award provided such officer (A) has executed the Award Agreements and (B) remains continuously employed by the Registrant (or a subsidiary) from the Award Date through the respective anniversary of the Award Date. All of the Shares subject to an officer’s Award automatically vest if such officer’s employment with the Registrant (or subsidiary) terminates as the result of his or her death, disability, layoff, retirement, termination without cause, or if there is a change in control of the Registrant, as defined in the Registrant’s 2007 Omnibus Incentive Plan. If an officer’s employment with the Registrant (or a subsidiary) terminates for any other reason before all of the Shares subject to such officer’s Award have vested, then the officer will forfeit any unvested Shares.